ISTA Pharmaceuticals, Inc.

15295 Alton Parkway

Irvine, California 92618

September 8, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sasha S. Parikh

Re:	ISTA Pharmaceuticals, Inc.
File No. 0-31255
Responses to SEC Staff comments made by letter dated August 11, 2006

Ladies and Gentlemen:

ISTA Pharmaceuticals, Inc. (“ISTA” or the “Company”) makes the following responses to the SEC Staff comments made by letter dated August 11, 2006 (the “SEC Comment Letter”) to the Company’s Form 10-K for Fiscal Year Ended December 31, 2005 (“2005 10-K”). The Company’s responses are keyed by numbered paragraphs to correspond to the comments contained in the SEC Comment Letter. Each of the Company’s responses is preceded by a reproduction of the corresponding Staff comment contained in the SEC Comment Letter.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the SEC from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis

Research and development expenses, page 28

1.	Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:

http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii. Please provide us the following information, in disclosure-type information for each of your major research and development projects:

a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion dates;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

e.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response 1:

Generally, the Company’s research and development resources are not dedicated to a single project but are applied to multiple product candidates in its portfolio. As a result, ISTA management manages and evaluates the Company’s research and development expenditures generally by the type of costs incurred (e.g., clinical development costs, regulatory costs, etc.), and not by project.

The 2005 10-K disclosures in Management’s Discussion and Analysis –Research and development expenses (page 28) disclose that ISTA separates and classifies its historical research and development expenses by type of costs incurred. ISTA believes this disclosure provides the investor the information management is using to manage these expenditures. The Company also provides disclosure of period to period comparisons of these costs and, where appropriate, the Company identifies particular product candidates which significantly contributed to the period cost changes. For example, under “Regulatory Costs” in ISTA 2005 Form 10-K (page 28), ISTA identifies the increase in these costs from the prior period as “primarily attributable to the EMEA filing fees for Vitragan in Europe.” The Company believes this provides quantitative as well as qualitative disclosure on a project basis for significant period to period changes attributable to particular product candidate(s).

The Company believes it is not practical for it to comment on the timing and estimated costs of the efforts necessary to complete its product candidates as the ultimate level of effort for product development is unknown due to numerous variables and uncertainties, and commercialization is not assured. Additionally, as a result of the numerous variables and uncertainties within a product development life cycle, the Company believes it is not practical for it to comment on anticipated completion dates. Equally, the Company believes it is not practical for it to comment on the net cash flows, if any, from significant projects given the uncertain nature of each of these projects.

The 2005 10-K disclosures in our Management’s Discussion and Analysis –Research and development expenses (page 28) include the possible variables that could impact the timing and amounts of such expenditures:

“For instance, the duration and the cost of clinical trials may vary significantly depending on a variety of factors including a trial’s protocol, the number of patients in the trial, the duration of patient follow-up, the number of clinical sites in the trial, and the length of time required enrolling suitable patient subjects. Even if earlier results are positive, we may obtain different results in later stages of development, including failure to show the desired safety or efficacy, which could impact our development expenditures for a particular product candidate. Although we spend a considerable amount of time planning our development activities, we may be required to alter from our plan based on new circumstances or events or our assessment from time to time of a product candidate’s market potential, other product opportunities and our corporate priorities. Any deviation from our plan may require us to incur additional expenditures or accelerate or delay the timing of our development spending. Furthermore, as we obtain results from trials and review the path toward regulatory approval, we may elect to discontinue development of certain product candidates in certain indications, in order to focus our resources on more promising candidates or indications.”

ISTA believes the current 2005 10-K disclosures in its Management’s Discussion and Analysis –Research and development expenses are adequate and address the matters referenced in the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development.

However, in future filings, ISTA will expand the discussion concerning management’s reasons for tracking historical research and development expenditures by type of costs rather than by project. Set forth below is an example of such disclosure. As it would appear in a Form 10-K, this disclosure would replace the second paragraph under the subheading “Research and Development Expenses” in the Company’s Management’s Discussion and Analysis beginning on page 28 of the 2005 10-K:

“Generally, our research and development resources are not dedicated to a single project but are applied to multiple product candidates in our portfolio. As a result, we manage and evaluate our research and development expenditures generally by the type of costs incurred. We generally classify and separate research and development expenditures into amounts related to clinical development costs, regulatory costs, pharmaceutical development costs, manufacturing development costs and medical affairs costs. In 2005, approximately 34% of our research and development expenditures were for clinical development costs, 22% was spent on regulatory costs, 10% was spent on pharmaceutical development costs, 18% was spent on manufacturing development costs and approximately 16% was spent on medical affairs costs.”

Selling, General and Administrative expenses, page 29

2.	Please tell us why it is appropriate to expense the entire $10 million payment to Allergan for the rights to market and sell Vitrase for all uses in the United States and other specified markets.

Response 2:

During September 2004, ISTA entered into an agreement with Allergan to terminate the original Vitrase license agreement dated March 29, 2000 and certain related agreements between the two parties. In consideration for Allergan’s agreement to terminate the original license agreement and these related agreements, ISTA paid to Allergan a termination fee in the amount of $10.0 million.

In accordance with U.S. generally accepted accounting principles, expenses are generally recognized when incurred. Expenses are “matched” against revenues and should be recorded in the same accounting period. Because the termination fee, in accordance with the agreement, did not include any ongoing performance obligation to Allergan, expensing of the $10.0 million in the period in which it was incurred was appropriate.

The agreement entered into in September 2004 between ISTA and Allergan also included additional consideration for the termination of the original agreements in the form of a royalty provision for Vitrase 6200 for use in the back of the eye. Currently, the drug has not been approved in the U.S. by the FDA for use in the back of the eye; also, because of the uncertainty of any future sales, projected royalties (if any) are neither probable nor reasonably estimable at this time, and therefore, do not create a continuing performance obligation arrangement.

Contractual Obligations, page 31

3.	Refer to your table of contractual obligations. Please provide us, in disclosure-type format, a revised table of contractual obligations and related disclosures to the table to reflect the following:

a.	Provide your product purchase commitment and license fee payable with Biozyme in your contractual obligation table. If the long-term liability obligation included in the table of contractual obligation is the purchase commitment and license fee payable with Biozyme then please disclose.

b.	Include in the table the aggregate milestones that could be paid under collaboration agreements or disclose as a note to the table the reason that the amounts are not included.

c.	Include in the table the royalty payments to be made to Allergan or disclose as a note to the table the reason that the payments are not included.

Response 3:

In future filings, ISTA will expand its disclosure related to its contractual obligations by addressing the additional factors and comments raised by the Staff in items 3.a)-3.c) above. To assist Staff review, ISTA has provided the following responses corresponding to each item 3.a)–3.c), as well as an example of its proposed expanded disclosure.

a) Biozyme’s annual minimum purchase obligation for 2006 is $284,000; there are no other annual minimum purchase obligations. The license fee payable to Biozyme for the license to use certain technology is $366,000, which represents the remaining long-term liability obligation. ISTA will add disclosure reflecting the above to its table of contractual obligations in future filings as provided below.

b) The aggregate milestones that ISTA could pay under its collaboration agreements are contingent upon the progress of our drug development programs, our ability to obtain regulatory approvals for our product candidates and commercial success of our approved products. Due to numerous variables and uncertainties as to the timing and success of our drug development programs, our ability to obtain regulatory approvals and the commercial success of our approved products, ISTA is unable to estimate when any of such milestones will be due and payable, if at all. ISTA will add a note reflecting the above to its table of contractual obligations in future filings as provided below.

c) In September 2004, ISTA entered into an agreement with Allergan terminating the original Vitrase license agreement dated March 29, 2000 and certain related agreements between the two parties whereupon all rights to market and sell Vitrase for all uses in the United States and certain other countries reverted back to ISTA. As additional consideration for the termination of the original license agreement and related agreements, ISTA agreed to make certain royalty payments to Allergan based on a percentage of ISTA’s future U.S. net sales of Vitrase for use in the posterior region of the eye. The Allergan royalty does not accrue on all sales of Vitrase since Vitrase has other uses than use in the posterior region of the eye. The Allergan royalty is contingent upon the Company’s future sales of Vitrase for use in the posterior region of the eye. Due to the numerous variables and uncertainties as to the timing and amount of such future sales of Vitrase, ISTA is unable to estimate when or the amount of any Allergan royalties will be due and payable, if at all. Total Vitrase royalties paid to Allergan have been less than $5,000 for 2005. Therefore, ISTA respectfully submits that such amounts are not material and do not merit a note disclosure to its contractual obligations table.

In future filings, beginning with ISTA’s Form 10-K for the period ended December 31, 2006, ISTA will expand its disclosure related to contractual obligations. Set forth below is an example of such expanded disclosure. As it would appear in a Form 10-K, this disclosure would replace the current contractual obligation table on page 31 of the 2005 10-K:

“Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2005:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$2,661	$809	$1,428	$424	$—
Minimum Purchase Obligation (2)	284	284
Obligation Under Capital Lease	58	13	26	19	—
Long-term Liability Obligations(1)	366	366	—	—	—

Total:	$3,369	$1,472	$1,454	$443	$—

(1)	Represents remaining portion of license fee payable to Biozyme Laboratories, Ltd. for the license of certain technology
(2)	Represents annual purchase commitment under Supply Agreement for hyaluronidase with Biozyme Laboratories, Ltd.

In addition to the above, we are committed to make potential future “milestone” payments to third-parties as part of our in-licensing and development programs. Milestone payments under these agreements generally become due and payable only upon achievement of certain developmental, regulatory and/or commercial milestones. Because the achievement of theses milestones is neither probable nor reasonably estimable, such contingencies have not been recorded on our consolidated balance sheet.”

Critical Accounting Policies

Revenue Recognition, page 32

4.	With regards to your revenue recognition policy documented here as a critical accounting policy and within your notes to the consolidated financial statements, we believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide to us the following information in disclosure-type format:

a)	The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or some other type of sensitivity analysis.

b)	The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c)	To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e)	A roll forward of the liability for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

f)	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Response 4:

In future filings, ISTA will expand its disclosure related to items that reduce gross revenue, such as product returns, chargebacks, customer rebates and other allowances. ISTA’s expanded disclosure in future filings will address the additional factors and comments raised by the Staff in items 1.a)-1.f) above. To assist Staff review, ISTA has provided the following responses corresponding to each item 1.a)–1.f), as well as an example of its proposed expanded disclosure following its response to comment 1.f). Please note that ISTA has combined its responses to items 1.a) and 1.b) as it believes that a discussion of the factors considered in estimating accruals ties directly in with the nature and amount of such accruals.

ISTA establishes specific accruals for potential reductions in gross revenue consisting of accruals for exposure to product returns, chargebacks and rebates. ISTA also establishes a specific accrual for early payment discounts; however, these discounts are provided at standard terms and not considered by management to be a significant estimation process. The amount of early payment discounts as a percentage of gross revenue is currently consistent from period to period, such percentages being 2.2%, 1.8% and none in 2005, 2004 and 2003, respectively. Therefore, ISTA respectfully submits that discount accruals are not material for purposes of this response. ISTA combines its significant estimable revenue-reducing accruals into two accrual types for reporting purposes: (1) customer rebates and chargebacks; and (2) product returns. ISTA estimates customer rebates and chargebacks on a combined basis due to the similarity of assumptions affecting the estimates and nature of the potential exposure. Please note that ISTA plans to continue to combine these accruals in its response to the Staff’s comments 1.a)-1.f) as well as in its proposed expanded disclosures.

a) and b) As discussed in more detail in the response to c) below, ISTA establishes allowances for estimated rebates, chargebacks and product returns for each product line based on numerous qualitative and quantitative factors, including:

•	the number of and specific contractual terms of agreements with customers;

•	estimated levels of units in the distribution channel;

•	historical rebates, chargebacks and returns of products;

•	direct communication with customers;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by ISTA and/or its competitors;

•	analysis of prescription data gathered by a reputable third-party prescription data provider;

•	the impact of changes in state and federal regulations; and

•	estimated remaining shelf life of products.

Allowances for estimated rebates and chargebacks were $86,000 and $26,000 as of December 31, 2005 and 2004, respectively. These allowances reflect ISTA’s estimate of its liability for items such as rebates due to various governmental organizations under the Medicare/Medicaid regulations, rebates due to managed care organizations under specific contracts and chargebacks due to various organizations purchasing certain of ISTA’s products through federal contracts and/or group purchasing agreements. ISTA estimates its rebate and chargeback accrual at each reporting period based on a quantitative analysis by product that uses a trailing average of historical activity applied to an estimate of units in the channel. ISTA then adjusts the accrual derived from this analysis as necessary based on its evaluation of the impact of the quantitative and qualitative assumptions listed above. For example, in using historical activity to establish its reserve, ISTA is mindful of possible trends in its most recent rebate and chargeback activity and adjusts its estimates accordingly, if necessary. This analysis is discussed in more detail in c) below. The potential impact on this liability of any change in a specific assumption is relatively linear. The actual trailing average of rebate payments and chargebacks used in the reserve analyses is the most relevant and significant assumption affecting trends in the rebate and chargeback liability. This rate was approximately 1.4% and 1.2% of gross product revenue for the years ended December 31, 2005 and 2004, respectively. Had a change in one or more variables in the analyses (utilization rates, contract modifications, etc.) resulted in an additional percentage point change in the trailing average of estimated chargeback and rebate activity in 2005, ISTA would have recorded an adjustment to revenues of approximately $117,000, or 1.0%, for the year.

Allowances for product returns were $837,000 and $446,000 as of December 31, 2005 and 2004, respectively. These allowances reflect ISTA’s estimate of its liability for product that may be returned by the original purchaser in accordance with ISTA’s stated return policy, which allows customers to return product within six months of its expiry dating and for a period up to 12 months after it has reached the expiration date. ISTA believes that this policy is consistent with its industry peers. ISTA estimates its liability for product returns at each reporting period based on a calculation that applies a trailing historical return rate for each product line to the units in the distribution channels for each product. ISTA then adjusts the reserve derived from this calculation as necessary based on an evaluation of the impact of the above qualitative and quantitative market factors that might affect the specific product line. For example, the estimated returns reserve for a specific product line based on the trailing average rate of returns might be increased based on a market factor such as a known specific pending return resulting from discussions with wholesalers or due to a generic competitor that has entered the market. ISTA’s estimate of units in the distribution channel, as well as its overall product returns reserve methodology, is derived based on internal analyses discussed below in the response for item 1.c). A change in assumptions that resulted in a change in estimated days of inventory in the distribution channel by 30 days would have resulted in a change in total product returns liability at December 31, 2005 of approximately $223,000 and a corresponding change in 2005 net product revenue of 2.1%.

c) In ISTA’s methodology for estimating rebates, chargebacks and other discounts, it prepares an analysis by product that includes estimated future rebates and chargebacks using a trailing average of historical activity applied to an estimate of units in the channel. ISTA then adjusts the estimate derived from this analysis as necessary based on an evaluation of the impact of the quantitative and qualitative assumptions listed above. Due to the subjectivity of its accrual estimates for rebates and chargebacks, ISTA, as part of the overall methodology, prepares various sensitivity analyses to ensure the final estimate is within a reasonable range and reviews prior period activity to ensure that the methodology continues to be appropriate.

ISTA estimates its liability for product returns at each reporting period based on a calculation that applies a trailing historical return rate for each product line to the estimated units in the distribution channels for each product. ISTA then adjusts the estimate derived from this calculation as necessary based on ISTA’s evaluation of the impact of the above qualitative and quantitative market factors that might affect the specific product line. If a factor is identified that may influence future demand, the impact of that factor is taken into account in ISTA’s forecast. The resulting adjusted forecast is then used in the pull-through analyses to determine the estimated number of demand months of ending units in the channel. Due to the subjectivity of its accrual estimates for product returns, ISTA, as part of the overall methodology, prepares various sensitivity analyses to ensure the final estimate is within a reasonable range and reviews prior period activity to ensure that the methodology is still reasonable.

ISTA’s analyses of estimated ending units in the distribution channel are used in both its reserves for product rebates and chargebacks, as well as returns reserves as noted above. ISTA utilizes both on hand unit data purchased from the major wholesalers and prescription data purchased from a reputable third-party data provider to develop estimates of historical unit channel pull-through. At least quarterly for each product line, ISTA prepares an internal estimate of ending units in the distribution channel by adding estimated units in the channel at the beginning of the period (which is derived from the on hand unit data purchased from the major wholesalers), plus net product shipments for the period, less net product distribution/sales from the major wholesalers for the period. Based on that analysis, ISTA develops an estimate of the quantity of product in the channel which may be subject to various rebate, chargeback and product return exposures. This is done for each product line taking the estimated ending units in the channel as discussed above, divided by the estimated prescription pull-through based on ISTA’s internal forecasts to arrive at an estimate of months of product in the channel. Internal forecasts that are utilized to calculate the estimated number of months in the channel are regularly adjusted based on input from members of ISTA’s sales, marketing and operations groups. The adjusted forecasts take into account numerous factors including, but not limited to, new product introductions, direct communication with customers and potential product expiry issues.

d) Consistent with industry practice, ISTA periodically offers promotional discounts to its existing customer base. These promotional discounts are calculated as a percentage of the current published list price and are treated as “off-invoice allowances” such that only the discounted price is shown on the customer’s invoice at the time of sale. Accordingly, net sales to the Company’s customers with promotional discounts are immediately reflected in revenue upon shipment. In addition to promotional discounts, at the time that ISTA implements a price increase, ISTA generally offers its existing customer base an opportunity to purchase a limited quantity of product at the previous list price. In both scenarios, ISTA limits the quantity of product that it will make available to customers in order to limit the risk of the customers purchasing at levels in excess of the ordinary course of business. Through analysis of estimated units in the channel, ISTA monitors the estimated ending unit levels as a result of these shipments. These shipments are not in excess of ordinary levels nor do the shipments cause the estimated ending inventory units to exceed normal levels. Thus, ISTA believes that shipments under these promotional discounts and price increases do not impair ISTA’s ability to reasonably estimate returns under SFAS 48, “Revenue Recognition When Right-of-Return Exists”. Therefore, ISTA recognizes the related net revenue in the current period and includes the shipments in its various allowance analyses.

e) The following is ISTA’s roll-forward for the allowance for rebates and chargebacks for the years ended December 31, 2005 and 2004 (in thousands):

Year ended December 31,	Beginning balance		Provision related to current period sales	Provision related to prior period sales		Actual rebates, chargebacks and discounts or credits related to current period sales	Actual rebates, chargebacks and discounts or credits related to prior period sales		Ending balance
2005		$26	$160	$	---	$100	$	---	$86
2004	$	---	$27	$	---	$1	$	---	$26

The following is ISTA’s roll-forward for the allowance for returns for the years ended December 31, 2005 and 2004 (in thousands):

Year ended December 31,	Beginning balance		Provision related to current period sales	Provision related to prior period sales		Actual returns or credits related to current period sales		Actual returns or credits related to prior period sales		Ending balance
2005		$446	$682	$	---		$17		$274	$837
2004	$	---	$446	$	---	$	---	$	---	$446

f) For the years ended December 31, 2005, 2004 and 2003, ISTA’s absolute exposure for rebates, chargebacks and product returns has grown primarily as a result of increased sales of ISTA’s existing products and the approval of new products. Accordingly, reductions to revenue and corresponding increases to allowance accounts have likewise increased. The exposure to these revenue-reducing items as a percentage of gross product revenue in 2005, 2004 and 2003 was 1.4%, 1.2% and none for rebates, chargebacks and discounts and was 5.8%, 19.1% and none for product returns, respectively. The reason for the high product return allowance as a percentage of gross product revenue during 2004 was due to the launch of the Company’s first commercial product. The Company typically applies a higher allowance for product returns on stocking orders in connection with an initial launch.

In future filings, beginning with ISTA’s Form 10-K for the period ended December 31, 2006, ISTA will expand its disclosure related to items that reduce gross revenue, such as product returns, chargebacks, customer rebates and other allowances. Set forth below is an example of such expanded disclosure. As it would appear in a Form 10-K, this disclosure would be added after the first paragraph under the subheading “Revenue Recognition” beginning on page 31 and also in Note 1 on page F-11 of the 2005 10-K:

“We establish allowances for estimated rebates, chargebacks and product returns based on numerous qualitative and quantitative factors, including:

•	the number of and specific contractual terms of agreements with customers;

•	estimated levels of units in the distribution channel;

•	historical rebates, chargebacks and returns of products;

•	direct communication with customers;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by ISTA’s and/or its competitors;

•	analysis of prescription data gathered by a third-party prescription data provider;

•	the impact of changes in state and federal regulations; and

•	estimated remaining shelf life of products.

“In our analyses, we utilize on hand unit data purchased from the major wholesalers, as well as, prescription data purchased from a third-party data provider to develop estimates of historical unit channel pull-through. We utilize an internal analysis to compare historical net product shipments to estimated historical prescriptions written. Based on that analysis, we develop an estimate of the quantity of product in the channel which may be subject to various rebate, chargeback and product return exposures.

“Consistent with industry practice, we periodically offer promotional discounts to our existing customer base. These discounts are calculated as a percentage of the current published list price and the net price (i.e., the current published list price less the applicable discount) is invoiced to the customer. Accordingly, the discounts are recorded as a reduction of revenue in the period that the program is offered. In addition to promotional discounts, at the time that we implement a price increase, we generally offer our existing customer base an opportunity to purchase a limited quantity of product at the previous list price. Shipments resulting from these programs generally are not in excess of ordinary levels, therefore, we recognize the related revenue upon shipment and include the shipments in estimating our various product related allowances. In the event we determine that these shipments represent purchases of inventory in excess of ordinary levels for a given wholesaler, the potential impact on product returns exposure would be specifically evaluated and reflected as a reduction in revenue at the time of such shipments.

“Allowances for estimated rebates and chargebacks were $86,000 and $26,000 as of December 31, 2005 and 2004, respectively. These allowances reflect an estimate of our liability for items such as rebates due to various governmental organizations under the Medicare/Medicaid regulations, rebates due to managed care organizations under specific contracts and chargebacks due to various organizations purchasing certain of our products through federal contracts and/or group purchasing agreements. We estimate our liability for rebates and chargebacks at each reporting period based on a combination of quantitative and qualitative assumptions listed above.

“Allowances for product returns were $0.8 million and $0.4 million as of December 31, 2005 and 2004, respectively. These allowances reflect an estimate of our liability for product that may be returned by the original purchaser in accordance with our stated return policy, which allows customers to return product within six months of its expiry dating and for a period up to 12 months after it has reached the expiration date. We estimate our liability for product returns at each reporting period based on the estimated units in the channel and the other factors discussed above.

“For the years ended December 31, 2005, 2004 and 2003, our absolute exposure for rebates, chargebacks and product returns has grown primarily as a result of increased sales of our existing products and the approval of new products. Accordingly, reductions to revenue and corresponding increases to allowance accounts have likewise increased. The exposure to these revenue-reducing items as a percentage of gross product revenue in 2005, 2004 and 2003 was 1.4%, 1.2% and none for rebates, chargebacks and discounts and was 5.8%, 19.1% and none for product returns, respectively. The reason for the high product return allowance as a percentage of gross product revenue during 2004 was due to the launch of our first commercial product. We typically apply a higher allowance for product returns on stocking orders in connection with an initial launch.”

Reports of Independent Accountants, page F-2

5.	Since the report filed does not contain a typed signature of Ernst & Young LLP, please confirm that they provided a manually signed report that is the same as the once included in your filing and that you have retained it for your records.

Response 5:

The Company’s confirms that it received a manually signed report from Ernst & Young LLP and have maintained that manually signed report in our files.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

6.	Please provide us an accounting analysis supporting your classification of royalties paid “creditable” by milestone payments as a reduction of revenue.

Response 6:

The current disclosure in Note 1 Organization and Summary of Significant Accounting Policies, Revenue Recognition contained in the 2005 10-K is as follows:

“Amounts received for milestones are recognized upon achievement of the milestone, unless the amounts received are creditable against royalties or the Company has ongoing performance obligations.”

The above disclosure is a general description of SEC’s Staff Accounting Bulletin No. 104 “Revenue Recognition” for revenue recognition of milestone payments. ISTA’s only license revenue arises from its collaborative agreement with Otsuka Pharmaceutical Co. Ltd. relating to the commercialization of Vitrase in Japan. Milestone payments to ISTA are not creditable against royalties under ISTA’s collaborative agreement with Otsuka. Therefore, the disclosure concerning “unless the amounts received are creditable against royalties” is not applicable to the license revenue arising from ISTA’s collaborative agreement with Otsuka.

In future filings, ISTA will refine and focus its disclosure regarding milestone revenue to reflect only its ongoing performance obligations with Otsuka. Set forth below is an example of such disclosure. As it would appear in a Form 10-K, this disclosure would replace the third paragraph under the subheading “Revenue Recognition” in Note 1 beginning on page F-11 and would also replace the second paragraph under the subheading “Revenue Recognition” on page 31 of the 2005 10-K:

“License Revenue. We recognize revenue consistent with the provisions of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition”, which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Amounts received for product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Amounts received for milestones are recognized upon achievement of the milestone, unless we have ongoing performance obligations. Royalty revenue is recognized upon sale of the related products, provided the royalty amounts are fixed and determinable and collection of the related receivable is probable. Any amounts received prior to satisfying our revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheets.”

If you have any questions regarding the responses set forth herein or require additional information, please contact our legal counsel, Robert Funsten, at (949) 725-4204, or me, at (949) 788-6000.

Sincerely,

/s/ Lauren Silvernail

Lauren Silvernail

Chief Financial Officer, Chief Accounting

Officer and Vice President,

Corporate Development